Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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May 7, 2007

VIA EDGAR AND OVERNIGHT MAIL

Mr. John Reynolds
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Israel Technology Acquisition Corp. Preliminary Proxy Statement Amendment 4 Filed April 19, 2007 File No. 000-51259

Dear Mr. Reynolds:

On behalf of Israel Technology Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 4, 2007, relating to the above-captioned Preliminary Proxy Statement (“Proxy Statement”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Captions and page references herein correspond to those set forth in the Proxy Statement.

General

1.
We reissue comment five from our letter of April 17, 2007. It is still not clear how the transaction meets the 80% test outlined in your IPO prospectus, or how stockholders may rely upon any assertion in your proxy statement that it does.

We note your statements that "the Company relied upon the opinion of Trigger-Foresight in concluding that the transaction met the 80% test."

However, you also disclose that: "the financial projections provided by IXI were based on the assumption that IXI would merge with ITAC." (page 55) and "In arriving at its opinion, Trigger-Foresight relied upon and assumed the accuracy and completeness of all of the financial and other information that it used without assuming any responsibility for any independent verification of any such information." (page 60)

Graubard Miller
Securities and Exchange Commission
May 7, 2007

As a result, your disclosure indicates that the ITAC board relied upon the Trigger-Foresight opinion, which was based on projections supplied by IXI, and such projections were themselves based on the assumption that IXI would merge with ITAC. Again we note the disclosure that Trigger-Foresight assumed the accuracy and completeness of such projections without assuming any responsibility for independent verification.

Since it appears that the board made its determination based upon financial analyses that assumed the completion of the merger, please disclose how such determination compares with the disclosure contained in your IPO prospectus. The disclosure in the IPO prospectus indicated that the company acquired would have a value of at least 80% of net assets, not that the combined company would meet this 80% test. We may have further comment.

With respect to the first above-referenced disclosure from the Proxy Statement indicating that the financial projections of IXI Mobile, Inc. (“IXI”) assumed that the merger with the Company would be completed, such disclosure was incorrect. IXI’s financial projections assumed a capital infusion from any available source, irrespective of whether or not the merger with the Company was consummated. This capital infusion was ultimately received through IXI’s bridge loan. We have revised the disclosure in the Proxy Statement to clarify the foregoing.

With respect to the second above-referenced disclosure from the Proxy Statement indicating that Trigger-Foresight relied upon and assumed the accuracy and completeness of all of the financial and other information that it used without assuming any responsibility for any independent verification of any such information, this statement remains true. Trigger-Foresight assumed the information provided to it by IXI was accurate and complete and did not independently verify any of the information. However, as indicated in the following paragraph, Trigger-Foresight did not utilize the financial projections provided by IXI to arrive at the equity ranges for IXI. It simply reviewed such information as part of its due diligence in preparing the fairness opinion.

While Trigger-Foresight was provided with and reviewed IXI’s projections (which projections are set forth on page 55 of the Proxy Statement), it did not utilize those projections in arriving at IXI’s equity values. Instead, Trigger-Foresight prepared its own revenue projections for IXI under both an optimistic and conservative scenario. Such projections are set forth under the caption “The Merger Proposal - Fairness Opinion - IXI Discounted Cash Flow Analysis” on page 63 of the Proxy Statement. We note that the 2006 revenue projections prepared by Trigger-Foresight yielded significantly lower revenue than the projections prepared by IXI. Trigger-Foresight’s revenue projections took into account IXI’s industry, IXI’s growth stage and other information Trigger-Foresight felt appropriate. Trigger-Foresight’s projections were irrespective of whether or not the merger with the Company would be consummated. Trigger-Foresight’s analysis resulted in a negative cash flow for IXI of $15 million and $9 million in 2006 and 2007, respectively, under the optimistic scenario, and a negative cash flow of $12 million, $9 million and $5 million in 2006, 2007 and 2008, respectively, under the conservative scenario. Such amounts were not tied to the merger but rather were what would be needed to be received by IXI through any available means to fund its operations under those scenarios. After evaluating such information, Trigger-Foresight made its own determination as to IXI’s projected revenue growth and utilized that information in arriving at equity value ranges for IXI (between $47 million to $55 million, which was much higher than 80% of the Company’s net assets (approximately $28 million)). We have revised the disclosure in the discussion of Trigger-Foresight’s fairness opinion to clarify the foregoing.

Graubard Miller
Securities and Exchange Commission
May 7, 2007

Based on the foregoing, the disclosure in the Proxy Statement clearly indicates that the fairness opinion the Company’s board relied upon was not based on the assumption that IXI would merge with the Company. This is consistent with the disclosure in the Company’s IPO prospectus.

We would greatly appreciate it if the Staff would respond to this filing with its clearance or additional comments by May 8, 2007 so that the Company can mail its Proxy Statement out to stockholders by May 14, 2007. If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Israel Frieder Richard H. Gilden, Esq.

ITAC’s Board of Directors’ Reasons for the Approval of the Merger

The ITAC board of directors concluded that the merger agreement with IXI is in the best interests of ITAC’s stockholders. The ITAC board of directors considered a wide variety of factors in connection with its evaluation of the merger. In light of the complexity of those factors, the ITAC board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the ITAC board may have given different weight to different factors.

The final agreed-upon consideration in the merger agreement was determined by several factors. ITAC’s board of directors reviewed various industry and financial data, in order to determine that the consideration to be paid to IXI was reasonable and that the merger was in the best interests of ITAC’s stockholders.

ITAC conducted a due diligence review of IXI that included an industry analysis and a description of IXI’s existing business model in order to enable the board of directors to ascertain the reasonableness of this range of consideration. ITAC also considered the valuation analysis prepared by Trigger-Foresight in connection with the preparation of its fairness opinion. The following sets forth the projections provided by IXI, including a comparison to actual results.

	Feb 1/06 Est Q1 2006	Feb 1/06 Est Q2 2006	Feb 1/06 Est Q3 2006	Feb 1/06 Est Q4 2006	Feb 1/06 Est Total 2006	Actual Q1 2006	Actual Q2 2006	Actual Q3 2006	Actual Q4 2006	Actual Total 2006

Revenues	$3,363	$6,547	$16,254	$28,206	$54,369	$1,739	$3,729	$3,575	$3,886	$12,929

Operating Expenses:
Cost of revenues	$3,356	$5,891	$13,155	$21,244	$43,645	$2,260	$4,096	$4,408	$5,472	$16,236
Research and development, net	$1,986	$1,679	$1,810	$1,829	$7,304	$1,430	$1,357	$1,491	$2,619	$6,897
Selling and marketing	$857	$874	$1,087	$1,381	$4,199	$1,544	$3,775	$1,210	$1,399	$7,928
General and administrative	$451	$425	$433	$444	$1,754	$795	$767	$667	$809	$3,038
Total Operation Expenses	$6,650	$8,869	$16,485	$24,898	$56,901	$6,029	$9,995	$7,776	$10,299	$34,099

Operating Profit (loss)	$(3,287)	$(2,322)	$(231)	$3,309	$(2,532)	$(4,290)	$(6,266)	$(4,201)	$(6,494)	$(21,170)

Financial expenses, net	$95	$105	$111	$0	$311	$183	$525	$1,059	$763	$2,530
Tax	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
other income						13				13

Net Income (Loss) Cont. operations	$(3,382)	$(2,428)	$(342)	$3,309	$(2,843)	$(4,460)	$(6,791)	$(5,260)	$(7,176)	$(23,687)

Deferred Revenues (from Balance Sheet)	$3,624	$7,402	$7,383	$12,270	$12,270	$3,623	$7,291	$11,464	$13,035	$13,035
Revenues + changes in deferred revenues	$2,830	$10,324	$16,235	$33,094	$62,482	$1,205	$7,397	$7,748	$5,457	$21,807

The financial projections provided by IXI were based on the assumption that IXI would obtain a capital infusion from any available source (which would have included the bridge loan) in the first quarter of 2006. However, the bridge loan was not consummated until the end of June 2006. Accordingly, IXI’s expected results for 2006 as set forth in the financial projections were delayed as a result.

ITAC, however, does not believe that IXI’s previous expectations are material to ITAC’s stockholders, and were also not material to the ITAC’s board in selecting IXI as a target. ITAC’s board was not relying on IXI to achieve its 2006 projections, as a longer-term perspective was taken by the board in evaluating the suitability of IXI as a target. Additionally, ITAC’s stockholders will not be negatively impacted as a result of IXI’s failure to attain the 2006 revenue target because the target was created only to benefit IXI’s shareholders with additional shares if IXI met the revenue target. Although the achievement of the revenue target would have demonstrated greater than expected revenue results, ITAC’s management does not believe the failure to achieve this result has a negative impact on ITAC’s stockholders. IXI’s failure to reach the revenue target has no effect on ITAC’s recommendation to its stockholders to vote for the transaction, and upon the determination that this transaction is fair and in the best interests of ITAC’s stockholders.

ITAC’s board recognized that IXI was at an early stage in achieving revenues, and that material revenue growth would likely occur following the merger (based on the assumption that sufficient working capital would be available through a number of sources, including the $20 million bridge loan, and ITAC’s trust fund proceeds of over $34 million following the consummation of the merger). While IXI’s future projections were necessarily based on its 2006 projection, ITAC believes that when taking IXI’s 2006 actual results, after factoring in the substantial delay in obtaining bridge loan financing for IXI which has caused delays in IXI launching new products, in combination with the fact that IXI is now offering its Ogo product in 7 markets (versus only 2 at March 1, 2006), numerous reorders have occurred (indicating growing demand and customer satisfaction), ICQ, Inc., a leading instant messaging service provider, has concluded an agreement with IXI, and IXI’s target market remains still untapped, the transaction remains in ITAC’s stockholders’ best interests.

Furthermore, ITAC relied on the fairness opinion provided by Trigger-Foresight rather than relying on IXI’s projections. As discussed below, Trigger-Foresight provided ITAC’s board of directors with a discounted cash flow analysis using its own projections for IXI’s revenues using both optimistic and conservative scenarios. Under the conservative scenario, IXI’s revenues amounted to $21,700,000. When accounting revenues for the year ended December 31, 2006 of approximately $12.9 million are aggregated with deferred revenues as of December 31, 2006 of $13 million, IXI delivered to its customers products and services having a sales volume of approximately $21.8 million after deducting deferred revenues of $4.1 million at December 31, 2005. Accordingly, results for the full year of 2006 were consistent with the conservative scenario.

During its negotiations with IXI, ITAC did not receive services from any financial advisor because its officers and directors believe that their experience and backgrounds were sufficient to enable them to make the necessary analyses and determinations.

In considering the merger, the ITAC board of directors gave considerable weight to the following factors:

IXI represents an opportunity to invest in a growing, dynamic industry

An important criterion to ITAC’s board of directors in identifying an acquisition target was that the company be in an emerging or expanding industry with potential for growth. There is significant demand for mobile data, particularly instant messaging (IM), mobile email, RSS (News feeds) and Web browsing. This is especially the case for IXI’s two key market segments, namely mobile youth/students and pro-sumers (SOHO and SME).

IXI’s business model

Another important criterion to ITAC’s board of directors in identifying an acquisition target was the competitive barriers facing such companies. ITAC’s board believes that there is no current product, other than IXI’s Ogo, that offers a high-quality solution that enables affordable mobile data communication for the mass market. Since launching Ogo, IXI had acquired several leading customers – including cell phone operators and Internet service providers – in Europe, and had developed plans for North and South America. Additionally, IXI’s business model is scaleable going forward. As a result, following the merger, IXI will be able to increase Ogo production easily through its various suppliers if demand increases.

The experience of IXI’s management

Another important criterion to ITAC’s board of directors in identifying an acquisition target was that the company have a seasoned management team with specialized knowledge of the markets within which it operates and the ability to lead a company in a rapidly changing environment. ITAC’s board of directors believes that IXI’s management, led by Gideon Barak and Amit Haller, each with a history of building highly innovative and valuable technology companies, represents such a management team.

Satisfaction of 80% Test

It is a requirement that any business acquired by ITAC have a fair market value equal to at least 80% of ITAC’s net assets at the time of acquisition, which assets shall include the amount in the trust account. Based on the financial analysis of Trigger-Foresight generally used to approve the transaction, the ITAC board of directors

Business Analysis

Trigger-Foresight undertook an analysis of IXI’s business, including a review of IXI’s products and services, IXI’s customers and partners, IXI’s strategy and IXI’s business model. Trigger-Foresight also considered the business environment in which IXI operates, including the market overview and competition.

Trigger-Foresight’s analysis of IXI’s business resulted in the preparation of an analysis of IXI’s strengths and weaknesses, the opportunities available to IXI and the threats that IXI faces.

Financial Analysis

Trigger-Foresight undertook a review of IXI’s historical financial data in order to understand and interpret its operating and financial performance and strength. Trigger-Foresight reviewed IXI’s historical financial data, including audited information, for each of the fiscal years ended December 31, 2003 through 2004, unaudited information for the nine months ended September 30, 2004 and 2005, and internal IXI data for the year ended December 31, 2005. The fairness opinion was based on the financial information relating to IXI that was available at the date of Trigger-Foresight’s analysis, which consisted of financial statements prepared in accordance with generally accepted accounting principles in Israel. For purposes of its analysis, Trigger-Foresight used certain estimates of the U.S. dollar amounts derived from such financial statements.

Trigger-Foresight has subsequently confirmed that there are no material differences between the financial information that it used as the basis for the preparation of the fairness opinion and the financial information contained in IXI’s 2005 audited financial statements prepared in accordance with generally accepted accounting principles in the United States, which are included in this proxy statement which would cause Trigger-Foresight to withdraw their opinion. Trigger-Foresight has further confirmed that, based upon the financial information contained in such 2005 audited IXI financial statements included in this proxy statement, Trigger-Foresight would have reached the same conclusions as are contained in the fairness opinion.

In its analysis, Trigger-Foresight noted the following:

•

IXI’s revenues increased significantly from approximately $0.5 million in 2003 to more than $19 million (internal estimate) for 2005.

•

However, the 2005 revenues include a substantial amount ($11.4 million) of compensation to IXI from Cingular Wireless, Inc. in connection with Cingular’s cancellation of the agreement relating to the marketing of Ogo in the United States following the acquisition of AT&T Wireless by Cingular.

•

In addition, in 2004, IXI terminated its development efforts of its operating system.

•

IXI’s gross margin in 2005 (based on internal estimates) was 55% including the compensation to IXI from Cingular. Disregarding this one-time compensation, IXI’s gross margin in 2005 was negative.

•

IXI’s operating margin in 2005 (based on internal estimates) was approximately 12%, again taking into account the compensation to IXI from Cingular.

•

IXI’s stockholders’ equity on December 31, 2005 (internal estimate) was a deficit of nearly $6.3 million, as the result of ongoing losses in recent years.

•

An analysis of IXI’s balance sheet at December 31, 2004 shows a quick ratio (defined below) of 0.17 and a current ratio of 0.64. An analysis of IXI’s unaudited balance sheet at September 30, 2005 shows a quick ratio of 0.07 and a current ratio (defined below) of 0.74, and at December 31, 2005 (internal estimate) shows a quick ratio of 0.02 and a current ratio of 0.86. The term “quick ratio” is a measure of a company’s liquidity and ability to meet its obligations. It is obtained by subtracting inventories from current assets and then dividing by current liabilities. The term “current ratio” is an indication of a company’s ability to meet short-term debt obligations; the higher the ratio, the more liquid the company. Current ratio is equal to current assets divided by current liabilities.

Valuation Overview

Based upon a review of the historical and projected financial data and certain other qualitative data for IXI, Trigger-Foresight utilized several valuation methodologies and analyses to prepare its projections for IXI thereby allowing it to determine ranges of values. Trigger-Foresight utilized a discounted cash flow valuation and a relative multiples valuation (benchmark performance) (both discussed in more detail below). For each method, Trigger-Foresight assumed three different scenarios:

•

an optimistic scenario, in which IXI’s products are well accepted by the market, IXI significantly increases its customer base and IXI enjoys accelerated revenue growth and operational efficiencies;

•

a conservative scenario, in which IXI is successful in establishing its marketing and logistics infrastructure in the main geographical markets, but the revenues increase at a lower pace and the operating margin is lower than in the optimistic scenario; and

•

a pessimistic (failure) scenario, which reflects IXI’s commercial failure as an independent company, and an ultimate decision to sell its products and intellectual property to another company in the mid-term for consideration that yields $5 million.

Each of these scenarios represents business results that are inferior to IXI’s own projections and its business plan. While Trigger-Foresight was provided with and reviewed IXI’s projections, it did not utilize these projections in arriving at IXI’s equity values. Instead, Trigger-Foresight prepared its own revenue projections for IXI as set forth below after taking into account IXI’s industry, IXI’s growth stage and other information Trigger-Foresight felt appropriate.

Trigger-Foresight weighted the three approaches equally and arrived at an IXI indicated equity value range of approximately $50 million to approximately $56 million. Trigger-Foresight noted that the IXI indicated equity value range of approximately $50 million to approximately $56 million is higher than the merger consideration of $42 million.

IXI Discounted Cash Flow Analysis

A discounted cash flow analysis estimates value based upon a company’s projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure. Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations. While the discounted cash flow analysis is the most scientific of the methodologies used, it is dependent on projections and is further dependent on numerous industry-specific and macroeconomic factors. Trigger-Foresight utilized forecasts based on IXI’s current backlog and information provided by IXI management regarding its relationships and agreements with several principal existing customers and other potential customers. Trigger-Foresight then prepared revenue projections for IXI under both the optimistic and conservative scenarios. Trigger-Foresight’s projections were irrespective of whether or not the merger with ITAC was consummated. Trigger-Foresight’s discounted cash flow analysis resulted in a negative cash flow of $15 million and $9 million in 2006 and 2007, respectively, under the optimistic scenario, and a negative cash flow of $12 million, $9 million and $5 million in 2006, 2007 and 2008, respectively, under the conservative scenario. These amounts were not tied to the merger but rather were what would be needed to be received by IXI through any available means to fund its operations under those scenarios. ITAC’s management believes the information utilized is reasonable. These forecasts project strong growth in revenues from 2005 through 2010. The following are Trigger-Foresight’s revenue projections for IXI based on the foregoing:

Optimistic Scenario
($ in thousands)

	Projected Year Ended December 31,
	2006	2007	2008	2009	2010

Revenue	$37,100	$81,400	$115,000	$162,800	$214,400
Growth		119%	42%	42%	32%

Conservative Scenario
($ in thousands)

	Projected Year Ended December 31,
	2006	2007	2008	2009	2010

Revenue	$21,700	$49,000	$76,900	$106,900	$143,000
Growth		125%	57%	39%	34%

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